DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR September 9, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable






				FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    September 9, 2003

3.  Press Release
    -------------

    September 9, 2003

4.  Summary of Material Change
    --------------------------

VANCOUVER, B.C. - September 9, 2003 - The Canadian Forest Service (CFS) of Natural Resources Canada and DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) are teaming-up in an effort to help secure new projects and speed market penetration of DynaMotive's renewable energy technology, Fast Pyrolysis, that converts biomass into a liquid fuel.

As part of the Agreement signed by DynaMotive and the CFS's Great Lakes Forestry Centre (GLFC), in Sault Ste Marie, Ont., the GLFC has agreed to second one of its top researchers, Dr. Luc C. Duchesne, to DynaMotive, the company responsible for developing the patented Fast Pyrolysis or BioOil technology. During his assignment, he will serve as DynaMotive's Chief Forester.

According to the Agreement, Dr. Duchesne will continue using his workspace at the GLFC while serving on the DynaMotive management team. Additionally, GLFC will help facilitate DynaMotive's efforts to find other partners and secure the biomass resources and funding needed to develop BioOil plants in Sault Ste Marie and other areas of Northern Ontario. Dr. Duchesne's extensive experience and valuable network of professional contacts within the forestry industry in Ontario are expected to expedite the introduction and application of DynaMotive's technology. The Agreement covers joint work to be completed over a two-year period, beginning Aug. 16, 2003.

"The Canadian government and DynaMotive share a strong commitment to making BioOil a commercially-viable alternative for use in producing electricity," said DynaMotive President & CEO, Andrew Kingston. "By enabling Dr. Duchesne to commit to this project and work with DynaMotive full-time, the Canadian government is sending a clear message that it wants to increase the contribution that innovative, renewable and green house gas neutral technologies, like BioOil, make to the country's overall energy supply."

Kingston added that Dr. Duchesne is internationally acclaimed for his research and promotion of the non-timber forest industry, which includes all commodities generated from the forests other than traditional timber values, like lumber and paper products. At DynaMotive, he will apply that expertise to the development of community-based energy solutions.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.


    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 9th day of September, 2003


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release - September 9, 2003

       TOP GOVERNMENT RESEARCHER JOINS PRIVATE-SECTOR LEADER, DYNAMOTIVE,
        IN ENERGY/ENVIRONMENTAL PARTNERSHIP WITH CANADIAN FOREST SERVICE

VANCOUVER, B.C. - September 9, 2003 - The Canadian Forest Service (CFS) of Natural Resources Canada and DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) are teaming-up in an effort to help secure new projects and speed market penetration of DynaMotive's renewable energy technology, Fast Pyrolysis, that converts biomass into a liquid fuel.

As part of the Agreement signed by DynaMotive and the CFS's Great Lakes Forestry Centre (GLFC), in Sault Ste Marie, Ont., the GLFC has agreed to second one of its top researchers, Dr. Luc C. Duchesne, to DynaMotive, the company responsible for developing the patented Fast Pyrolysis or BioOil technology. During his assignment, he will serve as DynaMotive's Chief Forester.

According to the Agreement, Dr. Duchesne will continue using his workspace at the GLFC while serving on the DynaMotive management team. Additionally, GLFC will help facilitate DynaMotive's efforts to find other partners and secure the biomass resources and funding needed to develop BioOil plants in Sault Ste Marie and other areas of Northern Ontario. Dr. Duchesne's extensive experience and valuable network of professional contacts within the forestry industry in Ontario are expected to expedite the introduction and application of DynaMotive's technology. The Agreement covers joint work to be completed over a two-year period, beginning Aug. 16, 2003.

"The Canadian government and DynaMotive share a strong commitment to making BioOil a commercially-viable alternative for use in producing electricity," said DynaMotive President & CEO, Andrew Kingston. "By enabling Dr. Duchesne to commit to this project and work with DynaMotive full-time, the Canadian government is sending a clear message that it wants to increase the contribution that innovative, renewable and green house gas neutral technologies, like BioOil, make to the country's overall energy supply."

Kingston added that Dr. Duchesne is internationally acclaimed for his research and promotion of the non-timber forest industry, which includes all commodities generated from the forests other than traditional timber values, like lumber and paper products. At DynaMotive, he will apply that expertise to the development of community-based energy solutions.

"The development and eventual application of fast pyrolysis technology in this region promises tremendous economic and environmental benefits," said Kingston. "Natural Resources Canada has been very active in bio-energy research and development for over twenty years. Partnering with DynaMotive on this initiative, and combining our worldwide expertise and leadership, will add research momentum and get BioOil generating facilities up and running much more quickly.

"I'm confident that, working together, DynaMotive and GLFC will provide a viable alternative to fossil fuels, and succeed in developing large-scale electricity generating facilities in this region that are fueled by wood waste."

Geoff Munro, Director General of GLFC, echoed Kingston's comments, calling the partnership with DynaMotive "a great opportunity to bridge government and industry research." He also said that DynaMotive "has developed significant technology that will contribute greatly to the economic security of northern Ontario, stimulate regional economies and help Canada meet Kyoto commitments."

Both Kingston and Munro cited Dr. Duchesne's credentials as a government researcher, academician and valuable partner to private-sector companies that are working to develop energy and environmental solutions.

Said Dr. Duchesne, "I welcome this opportunity to work with a team of highly talented individuals. All of my career I have worked at making a positive difference in the lives of people in forest communities using non-timber values. I'm excited that DynaMotive's technology will enable us to create energy independent forest communities."

A 13-year veteran of the Canadian Forest Service, Dr. Duchesne earned a bachelor's degree in Forestry from Laval University in 1983, and a master's degree in Forestry from the University of Toronto in 1985. He also earned a doctorate in Botany Biochemistry from the University of Guelph in 1988, and completed Professional Development Forums in Molecular Genetics, Molecular Biology and Plant Biotechnology at other major universities. He taught and supervised at seven universities, and has published more than 85 scientific articles, book chapters and books.

Among his many professional awards, Dr. Duchesne earned the prestigious 5NR award, which is given to leaders in sustainable development by Canada's five federal government departments dealing with natural resources (Agriculture and Agri-Food Canada, Environment Canada, Fisheries and Oceans Canada, Health Canada and Natural Resources Canada).

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

GLFC, located in Sault Ste Marie, is one of five CFS research establishments across Canada that are part of Natural Resources Canada (NRCan). As part of the CFS, GLFC is charged with promoting the sustainable development of Canada's forests and competitiveness of the Canadian forest sector for the well being of present and future generations of Canadians. It fulfills this mission by carrying out federal forest research and policy development in Canada, including forming strategic partnerships and playing a major role in national programs on climate change, impacts on forests, forest fires, forestry socio-economics, bio-diversity, forest health monitoring and landscape management.








For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) 0207 550 3872         Fax:  (44) 0207 409 2304

or US  enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.